**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**SCHEDULE 14A**
**(Rule 14a-101)**

**INFORMATION REQUIRED IN PROXY STATEMENT**

**SCHEDULE 14A INFORMATION**

**Proxy Statement Pursuant to Section 14(a) of**
**the Securities Exchange Act of 1934 (Amendment No. )**

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

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☐ Preliminary Proxy Statement
☐ **Confidential, for use of the commission only (as permitted by rule 14A-6(E)(2))**
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240-14a-12

Capital City Bank Group

**CAPITAL CITY BANK GROUP, INC.**
(Exact name of Registrant as specified in its charter)

__________________________________________________
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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**NOTICE OF 2007 ANNUAL MEETING**
**OF SHAREOWNERS AND PROXY STATEMENT**

[Capital City Bank Group Star Logo]

[Capital City Bank Group Logo]

**217 North Monroe Street, Tallahassee, Florida 32301**

**CONTENTS**

**LETTER TO SHAREOWNERS**

**NOTICE OF ANNUAL MEETING OF SHAREOWNERS**

**PROXY STATEMENT**

**LETTER TO SHAREOWNERS**

**CAPITAL CITY BANK GROUP, INC.**
**217 North Monroe Street**
**Tallahassee, Florida 32301**

March 30, 2007

Dear Fellow Shareowners:

You are cordially invited to attend the 2007 Annual Meeting of Shareowners at 10:00 a.m., local time, on Tuesday, April 24, 2007, at the University Center Club, Building B, Floor 3, University Center, Florida State University, Tallahassee, Florida.

At the meeting, I will give an update on Capital City's business and plans for the future. Also, we will elect four Class I directors to the Board of Directors and ratify our accountants for fiscal 2007.

Your Board of Directors encourages every shareowner to vote. **Your vote is very important.** Whether or not you plan to attend the meeting, please review the proxy materials and return your proxy instructions by Tuesday, April 10, 2007.

The meeting will begin at 10:00 a.m. I hope you will come early and join your friends for light refreshments at 9:30 a.m.

Sincerely,

William G. Smith, Jr.
Chairman, President,
and Chief Executive Officer

---

## NOTICE OF ANNUAL MEETING OF SHAREOWNERS

**BUSINESS**

(1) Elect four Class I directors to the Board of Directors;

(2) Ratify the appointment of Ernst & Young LLP as the auditors for the fiscal year ending December 31, 2007; and

(3) Transact other business properly coming before the meeting or any adjournment of the meeting.

**DOCUMENTS**

The Proxy Statement, proxy card, and Capital City Bank Group Annual Report are included in this mailing.

**RECORD DATE**

Shareowners owning Capital City Bank Group shares at the close of business on February 26, 2007, are entitled to attend and vote at the meeting. A list of these shareowners will be available at the Annual Meeting and for 10 days prior to the Annual Meeting between the hours of 9:00 a.m. and 5:00 p.m., at our principal executive offices at 217 North Monroe Street, Tallahassee, Florida 32301.

**TIME**

10:00 a.m., local time, April 24, 2007

**PLACE**

University Center Club
Building B, Floor 3
University Center
Florida State University
Tallahassee, Florida

**VOTING**

Even if you plan to attend the meeting in Tallahassee, Florida, please provide us your voting instructions in one of the following ways as soon as possible:

(1) Internet - use the Internet address on the proxy card;

(2) Telephone - use the toll-free number on the proxy card; and

(3) Mail - mark, sign, and date the proxy card and return in the enclosed postage-paid envelope.

*By Order of the Board of Directors*

J. Kimbrough Davis
Executive Vice President, Chief Financial Officer,
and Corporate Secretary

Tallahassee, Florida
March 30, 2007

## PROXY STATEMENT - GENERAL INFORMATION

**Why am I receiving this Proxy Statement and proxy card?**

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Capital City Bank Group, Inc., a Florida corporation, of proxies to be voted at our 2007 Annual Meeting of Shareowners and at any adjournments or postponements of this meeting.

We will hold our 2007 Annual Meeting at 10:00 a.m., local time, Tuesday, April 24, 2007, at the University Center Club, Building B, Floor 3, University Center, Florida State University, Tallahassee, Florida.

We are providing this Proxy Statement and the proxy card to our shareowners on or about March 30, 2007.

**What is being voted upon?**

You are being asked to elect four Class I directors and to ratify our appointment of Ernst & Young LLP as our auditors. The proposals to be considered will not create appraisal or dissenter's rights.

**Could other matters be decided at the Annual Meeting?**

We are not aware of any matters to be presented at the meeting other than those referred to in this Proxy Statement. If other matters are properly presented at the meeting, the holders of the proxies (those persons named on your proxy card) will have the discretion to vote on those matters for you.

**Who can vote?**

All shareowners of record at the close of business on the record date of February 26, 2007 are entitled to receive these proxy materials. On that date, there were 18,357,569 shares of our common stock outstanding and entitled to vote, and these shares were held of record by approximately 1,805 shareowners.

**How much does each share count?**

Each share counts as one vote. For the proposals scheduled to be voted upon at the meeting, withheld votes on directors, abstentions, and shares held by a broker that the broker fails to vote are all counted to determine a quorum, but are not counted for or against the matters being considered. There is no cumulative voting.

**How many votes are required to have a quorum?**

In order for us to conduct the Annual Meeting, a majority of the shares entitled to vote must be present in person or by proxy.

**How many votes are required to elect directors and to ratify Ernst & Young's appointment?**

Directors are elected by a plurality of the votes cast. "Plurality" means that the nominees receiving the largest number of votes cast are elected as directors up to the maximum number of directors who are nominated to be elected at the meeting. At our meeting, the maximum number of directors to be elected is four. Ernst & Young's appointment will be ratified if the affirmative votes cast by the shareowners present, or represented, at the meeting and entitled to vote on the matter exceed the votes cast in opposition.

**How do I give voting instructions?**

You may attend the meeting and give instructions in person or by the Internet, by telephone, or by mail. Instructions are on the proxy card. The appropriate individuals named on the enclosed proxy card will vote all properly executed proxies that are delivered in response to this solicitation and not later revoked in accordance with the instructions given by you. If you want to vote in person at the Annual Meeting, and you hold your shares through a securities broker (that is, in street name), you must obtain a proxy from your broker and bring that proxy to the meeting.

**How will my voting instructions be treated?**

If you provide specific voting instructions, your shares will be voted as instructed. If you hold your shares in your name and sign and return a proxy card or vote by telephone or Internet without giving specific voting instructions, then your shares will be voted as recommended by our Board of Directors.

If you hold your shares in the name of a bank, broker, or other nominee, and you do not give instructions to that nominee on how you want your shares voted, then generally your broker can vote your shares on certain "routine" matters. At our meeting, both Proposals 1 and 2 are considered routine, which means that your nominee can vote your shares on these proposals if you do not timely provide instructions to vote your shares.

If you hold your shares in the name of a bank, broker, or other nominee, and that nominee does not have discretion to vote your shares on a particular proposal and you don't give your broker instructions on how to vote your shares, then the votes will be considered broker non-votes. A "broker non-vote" will be treated as unvoted for purposes of determining approval for the proposal and will have the effect of neither a vote for nor a vote against the proposal.

**Can I change my vote?**

Yes, you may revoke your proxy by submitting a later proxy or by written request received by our corporate secretary before the meeting. You may also revoke your proxy at the meeting and vote in person.

**Who pays for soliciting proxies?**

We pay the cost of soliciting proxies. Our officers or other associates may solicit proxies to have a larger representation at the meeting.

**What does it mean if I get more than one proxy card?**

You will receive a proxy card for each account you have. Please vote proxies for all accounts to ensure that all your shares are voted.

**What is "householding" and how does it affect me?**

We have adopted a procedure approved by the Securities and Exchange Commission known as "householding." Under this procedure, shareowners of record who have the same address and last name will receive only one copy of our Notice of Annual Meeting, Proxy Statement, and Annual Report, unless one or more of these shareowners notifies our transfer agent that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees. If you wish to receive your own copy of these materials, you may contact our transfer agent, American Stock Transfer & Trust Company, in writing: 59 Maiden Lane, Plaza Level, New York, NY 10038; by telephone in the U.S., Puerto Rico, or Canada, 800-937-5449; outside the U.S., Puerto Rico, or Canada, 718-921-8124; or on the Internet at www.amstock.com.

Shareowners who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other shareowners of record with whom you share an address currently receive multiple copies of our Notice of Annual Meeting, Proxy Statement, and Annual Report, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of each document for your household, please contact our transfer agent as indicated above.

Beneficial owners can request information about householding from their banks, brokers, or other holders of record.

## CORPORATE GOVERNANCE

### GOVERNING PRINCIPLES

We are a financial holding company managed by a core group of officers and governed by a Board of Directors. We are committed to maintaining a business atmosphere where only the highest ethical standards and integrity prevail. An unwavering adherence to high ethical standards provides a strong foundation on which our business and reputation can thrive, and is integral to creating and sustaining a successful, high-caliber company.

### INDEPENDENT DIRECTORS

Our common stock is listed on the NASDAQ Global Select Market. NASDAQ requires that a majority of our directors be “independent,” as defined by NASDAQ’s rules. Generally, a director does not qualify as an independent director if the director or a member of a director’s immediate family has had in the past three years certain relationships or affiliations with us, our external or internal auditors, or other companies that do business with us. Our Board has affirmatively determined that a majority of our directors are independent directors under the categorical guidelines our Board has adopted, which includes all objective standards of independence set forth in the NASDAQ rules. The categorical independence standards adopted by our Board are posted to the Corporate Governance section of our website, *www.ccbg.com*. Based on these standards, our Board determined that our independent directors include the following current directors and nominees for director: DuBose Ausley, Frederick Carroll, III, Cader B. Cox, III, J. Everitt Drew, John K. Humphress, Lina S. Knox, Ruth A. Knox, and Henry Lewis III. In addition, our Board had determined that John R. Lewis, who retired from the Board in February 2006, was an independent director.

### INDEPENDENT DIRECTOR MEETINGS IN EXECUTIVE SESSIONS

Our independent directors have established a policy to meet separately from the other directors in regularly scheduled executive sessions at least twice annually, and at such other times as may be deemed appropriate by our independent directors. Any independent director may call an executive session of independent directors at any time. In 2006, the independent directors met in an executive session four times. Cader B. Cox, III serves as the lead independent director.

### SHAREOWNER COMMUNICATIONS

Our Corporate Governance Guidelines provide for a process by which shareowners may communicate with the Board, a Board committee, the non-management directors as a group, or individual directors. Shareowners who wish to communicate with the Board, a Board committee, or any other directors or individual directors may do so by sending written communications addressed to the Board of Directors of Capital City Bank Group, a Board committee, or such group of directors or individual directors:

Capital City Bank Group, Inc.
c/o Corporate Secretary
217 North Monroe Street
Tallahassee, Florida 32301

Communications will be compiled by our Corporate Secretary and submitted to the Board, a committee of the Board, or the appropriate group of directors or individual directors, as appropriate, at the next regular meeting of the Board. The Board has requested that the Corporate Secretary submit to the Board all communications received, excluding those items that are not related to board duties and responsibilities, such as: mass mailings; job inquiries and resumes; and advertisements, solicitations, and surveys.

**CORPORATE GOVERNANCE GUIDELINES**

The Board has adopted Corporate Governance Guidelines that give effect to the NASDAQ corporate governance listing standards and various other corporate governance matters.

**CODES OF CONDUCT AND ETHICS**

The Board has adopted Codes of Conduct applicable to all directors, officers, and associates, and a Code of Ethics applicable to our Chief Executive Officer and our financial and accounting officers, all of which are available, without charge, upon written request to:

Capital City Bank Group, Inc.
c/o Corporate Secretary
217 North Monroe Street
Tallahassee, Florida 32301

These codes are designed to comply with NASDAQ and SEC requirements.

**BOARD AND COMMITTEE EVALUATIONS**

The Corporate Governance Committee uses written questionnaires to evaluate the Board as a whole and its committees. The evaluation process occurs annually. Directors submit completed questionnaires to the Chair of the Corporate Governance Committee, who summarizes the results without attribution. The full Board discusses the summary of the Board evaluation, and each committee discusses the summary of its own evaluation.

**DIRECTOR NOMINATING PROCESS**

The Nominating Committee annually reviews and makes recommendations to the full Board regarding the composition and size of the Board so that the Board consists of members with the proper expertise, skills, attributes, and personal and professional backgrounds needed by the Board, consistent with applicable NASDAQ and regulatory requirements.

The Nominating Committee believes that all directors, including nominees, should possess the highest personal and professional ethics, integrity, and values, and be committed to representing the long-term interests of our shareowners. The Nominating Committee will consider criteria including the nominee’s current or recent experience as a senior executive officer, whether the nominee is independent, as that term is defined in Rule 4200(a)(15) of the NASDAQ listing standards, the business experience currently desired on the Board, geography, the nominee’s banking industry experience, and the nominee’s general ability to enhance the overall composition of the Board.

Our Nominating Committee will identify nominees for directors primarily based upon suggestions from shareowners, current directors, and executives. The Chair of the Nominating Committee and at least one other member of the Nominating Committee will interview director candidates. The full Board will formally nominate candidates for director to be included in the slate of directors presented for shareowner vote based upon the recommendations of the Nominating Committee following this process.

**DIRECTOR SERVICE ON OTHER BOARDS**

Directors may not serve on more than three other Boards of public companies in addition to our Board.

**CHANGE IN DIRECTOR OCCUPATION**

A director whose principal occupation or business association changes substantially during the director’s tenure must tender a resignation for consideration by the Nominating Committee. The Nominating Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

**BOARD AND COMMITTEE MEMBERSHIP**

**BOARD OF DIRECTORS**

Our Board of Directors oversees our business, property, and affairs pursuant to the Florida Business Corporation Act and our Articles of Incorporation and Bylaws. Members of our Board are kept informed of our business through discussions with our senior management team, by reviewing materials provided to them, and by participating in Board and Committee meetings.

Our Board met 12 times in 2006. All of our directors attended at least 75 percent of the total aggregate number of Board and Committee meetings on which they served.

We expect all directors to attend our Annual Meeting. All directors, who were directors at the time of our Annual Meeting in 2006, attended the Annual Meeting.

**COMMITTEES OF THE BOARD**

Our Board of Directors has four standing committees: Audit, Compensation, Corporate Governance, and Nominating. The Board has adopted written charters for each of its four standing committees. The Audit, Compensation, and Nominating Committee charters are published on the Corporate Governance section of our website at *www.ccbg.com*. The Board has determined that all members of the Audit, Compensation, Corporate Governance, and Nominating Committees are independent as that term is defined in Rule 4200(a)(15) of the NASDAQ listing standards.

| Name | Audit | Compensation | Corporate Governance | Nominating |
|---|---|---|---|---|
| DuBose Ausley | | | X | |
| Thomas A. Barron | | | | |
| Frederick Carroll, III* | Chair | | | |
| Cader B. Cox, III | | Chair | | X |
| J. Everitt Drew | X | X | | |
| John K. Humphress* | X | | Chair | |
| L. McGrath Keen, Jr. | | | | |
| Lina S. Knox | | | X | |
| Ruth A. Knox | X | | | Chair |
| Henry Lewis III | | X | | X |
| William G. Smith, Jr.** | | | | |

* Qualifies as a financial expert

** Chairman of the Board of Directors

**Audit Committee**

The Audit Committee met 11 times in 2006. The Audit Committee currently is composed of four persons, all of whom are “independent,” as defined under NASDAQ rules. None of the committee members is or has been an officer or employee of us or any of our subsidiaries. In addition, our Board has determined that Frederick Carroll, III, Chairman of the Audit Committee, and John K. Humphress are each an “audit committee financial expert” as defined by the Securities and Exchange Commission.

Management has the primary responsibility for our financial statements and reporting process, including the systems of internal controls and reporting. Our independent auditors are responsible for performing an independent audit of our consolidated financial statements in accordance with U.S. generally accepted auditing standards, issuing a report thereon, and annually auditing management's assessment of the effectiveness of internal control over financial reporting. The Audit Committee monitors the integrity of our financial reporting process, system of internal controls, and the independence and performance of our independent and internal auditors.

In addition, the Audit Committee: (a) monitors and reviews our compliance with Section 112 of the Federal Deposit Insurance Corporation Improvement Act of 1991 and reviews regulatory reports; (b) reviews independent auditors' report on our financial statements, significant changes in accounting principles and practices, significant proposed adjustments, and any unresolved disagreements with management concerning accounting or disclosure matters; and (c) recommends independent auditors and reviews their independence and qualifications, services, fees, and the scope and timing of audits.

**Compensation Committee**

The Compensation Committee met six times in 2006. The Compensation Committee: (a) reviews and approves corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluates the performance of the Chief Executive Officer in light of those goals and objectives, and sets the Chief Executive Officer's base salary, short-term incentive compensation, and long-term incentive compensation based on this evaluation; (b) reviews and approves base salary, short-term incentive compensation, and long-term incentive compensation of our executive officers; (c) reviews the compensation of our senior management team other than our executive officers; (d) reviews and approves benefits, including retirement benefits and perquisites of our executive officers; (e) reviews and approves employment agreements, severance agreements, and change-in-control agreements for executive officers; (f) evaluates and recommends the appropriate level of director compensation, including compensation for service as a member or chair of a Board committee; and (g) establishes and reviews stock ownership guidelines for directors and executive officers.

**Nominating Committee**

The Nominating Committee met three times in 2006. The Nominating Committee: (a) develops and reviews background information for candidates for the Board of Directors, including candidates recommended by shareowners, and makes recommendations to the Board of Directors about these candidates; (b) evaluates the performance of current Board members proposed for standing for reelection; (c) recommends to the Board for approval a slate of nominees for election to the Board; (d) reviews all candidates for nomination submitted by shareowners; and (e) develops plans for our managerial succession.

**Corporate Governance Committee**

The Corporate Governance Committee met four times in 2006. The Corporate Governance Committee: (a) develops, implements, and monitors policies and practices relating to corporate governance; (b) coordinates director orientation and appropriate continuing education programs for directors; (c) oversees the annual self-assessment of the Board and Board Committees; and (d) reviews all shareowner proposals.

## DIRECTOR COMPENSATION

### DIRECTORS' FEES

We currently have eight non-associate directors who qualify for compensation for Board service. The elements of compensation include:

**Cash Compensation**

***Basic Annual Retainer.*** Effective January 1, 2006, the basic annual retainer is $12,000. Prior to January 1, 2006, the annual retainer was $12,500.

***Audit Committee Annual Fee.*** Effective January 1, 2006, members of the Audit Committee receive an annual fee of $6,000. Prior to January 1, 2006, members of the Audit Committee did not receive an annual fee.

Effective January 1, 2006, the chairman of the Audit Committee receives an annual chairman fee of $6,000. Prior to January 1, 2006, the Audit Committee chairman fee was $2,500.

***Compensation Committee Annual Fee.*** Effective January 1, 2006, members of the Compensation Committee receive an annual fee of $4,000. Prior to January 1, 2006, members of the Compensation Committee did not receive an annual fee.

Effective January 1, 2006, the chairman of the Compensation Committee receives an annual chairman fee of $4,000. Prior to January 1, 2006, the Audit Compensation Committee chairman fee was $1,250.

***Nominating Committee Annual Fee.*** Effective January 1, 2006, members of the Nominating Committee receive an annual fee of $2,000. Prior to January 1, 2006, members of the Nominating Committee did not receive an annual fee.

Effective January 1, 2006, the chairman of the Nominating Committee receives an annual chairman fee of $2,000. Prior to January 1, 2006, the Nominating Committee chairman fee was $1,250.

***Corporate Governance Committee Annual Fee.*** Effective January 1, 2006, members of the Corporate Governance Committee receive an annual fee of $2,000. Prior to January 1, 2006, members of the Corporate Governance Committee did not receive an annual fee.

Effective January 1, 2006, the chairman of the Corporate Governance Committee receives an annual chairman fee of $2,000. Prior to January 1, 2006, the Corporate Governance Committee chairman fee was $1,250.

***Lead Outside Director Annual Fee.*** Effective January 1, 2006, the Lead Outside Director receives an annual fee of $2,000. Prior to January 1, 2006, the Lead Outside Director did not receive an annual fee.

***Board Meeting Fees.*** Effective January 1, 2006, directors receive $750 for each board meeting attended. Prior to January 1, 2006, meeting fees were $1,000.

**Equity Compensation**

***Quarterly Stock Grant.*** As part of annual director compensation, each director who participates in our Director Stock Purchase Plan earns 100 shares of our common stock per quarter, price based on the closing price of our common stock on the NASDAQ as determined on the last stock trading day of the quarter. Directors not participating in our Director Stock Purchase Plan receive all 400 shares each January in the year following the year for which service relates based on the average of the high and low prices of the shares of our common stock on the NASDAQ for the last 10 trading days of the previous year. Prior to January 1, 2006, no quarterly stock grants were issued to Directors.

***Director Stock Purchase Plan.*** Directors are also permitted to purchase shares of common stock at a 10% discount from fair market value under the 2005 Director Stock Purchase Plan ("DSPP"). This Plan had 93,750 shares of common stock authorized for issuance. During 2006, 10,714 shares were purchased. As of December 31, 2006, there are 76,447 shares of common stock available for issuance. Purchases under this plan were not permitted to exceed the annual retainer and meeting fees received. Our shareowners adopted the 2005 Directors Stock Purchase Plan at our 2004 Annual Meeting.

**Perquisites and Other Personal Benefits**

We provide directors with perquisites and other personal benefits that we believe are reasonable, competitive, and consistent with our overall director compensation program. The value of the perquisites for each director in the aggregate is less than $10,000.

**DIRECTOR COMPENSATION TABLE**

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)[1] | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|
| DuBose Ausley | $ 23,000 | $ 0 | $ 0 | $ 23,000 |
| Frederick Carroll, III | 33,250 | 12,070 | 0 | 45,320 |
| Cader B. Cox, III | 33,000 | 12,070 | 0 | 45,070 |
| J. Everitt Drew | 31,250 | 0 | 0 | 31,250 |
| John K. Humphress | 32,000 | 0 | 0 | 32,000 |
| L. McGrath Keen, Jr. | 0 | 0 | 0 | 0[2] |
| Lina S. Knox | 22,250 | 0 | 0 | 22,250 |
| Ruth A. Knox | 32,000 | 12,070 | 0 | 44,070 |
| Henry Lewis III | 27,000 | 12,070 | 0 | 39,070 |
| John R. Lewis[3] | 13,500 | 0 | 0 | 13,500 |

1. Beginning in 2006, we pay each non-employee director an annual stock grant of 400 shares of our common stock, issued under our DSPP. Under the terms of the DSPP, each non-employee director has the opportunity to participate in the DSPP under two separate options. The first option, Option A, permits non-employee directors to make an election ("Option A Participants") each January indicating the dollar amount of his or her annual retainer and fees received from serving as a director in the preceding year which he or she would like to be applied to the purchase of shares of our common stock. The second option, Option B, permits non-employee directors to make an election ("Option B Participants") each December indicating the percentage of his or her annual retainer and fees to be received from serving as a director in the upcoming year which he or she would like to be applied to the purchase of shares of Common Stock. Option A Participants receive their annual stock grant each January for the preceding year's service as director. Option B Participants will receive their annual stock grant in four equal quarterly installments during the year to which the non-employee director's service relates. Messrs. Drew, Humphress, and Ausley and Ms. Lina Knox are Option A Participants, and therefore did not receive their stock grants in 2006. Instead, these directors received their stock grants in January 2007.

2. Mr. Keen has been employed by Capital City Bank since the acquisition of Farmers and Merchants Bank in October 2004. As our associate, Mr. Keen receives a base salary, and may receive other benefits that our associates receive, such as pension benefits. He received no compensation for his Board service in 2006.

3. Mr. John R. Lewis retired from the Board of Directors in February 2006.

**STOCK OWNERSHIP EXPECTATIONS**

We maintain stock ownership expectations for all non-management directors. Under our current guidelines, all non-management directors are expected to own our common stock equal in value to 10 times their annual director compensation. Directors have 10 years from the date they are first appointed or elected to our Board to meet the stock ownership expectations.

**PROPOSAL NO. 1 - NOMINEES FOR ELECTION AS DIRECTORS**

**ELECTION OF DIRECTORS**

The Board of Directors is divided into three classes, designated Class I, Class II, and Class III. The directors in each class are elected for terms of three years or until their successors are duly elected and qualified.

At the meeting, the shareowners will elect four Class I directors. The affirmative vote of a plurality of shares present and entitled to vote is required for the election of directors. The Board of Directors proposes the following four nominees for election as directors at the Annual Meeting. The individuals named on the enclosed proxy card will vote, unless instructed otherwise, each properly delivered proxy for the election of the following nominees as directors.

If a nominee is unable to serve, the shares represented by all valid proxies that have not been revoked will be voted for the election of a substitute as the Board of Directors may recommend, or the Board of Directors may by resolution reduce the size of the Board of Directors to eliminate the resulting vacancy. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve.

The Board of Directors has been set at 11 members. If all four director nominees are elected, the Board of Directors will have no vacancies.

**NOMINEES TO SERVE FOR A THREE-YEAR TERM EXPIRING IN 2010**

| | |
|---|---|
| | **CADER B. COX, III**<br>Mr. Cox, 57, has been a director since 1994. From 1976 to May 2006, he has served as President, and since May 2006, he has served as CEO of Riverview Plantation, Inc., a resort and agricultural company. |
| | |
| | **L. McGRATH KEEN, JR.**<br>Mr. Keen, 53, has been a director since 2004. He served as President (2000-2004) and director (1980-2004) of Farmers and Merchants Bank, prior to its merger with us. He was a principal shareowner of Farmers and Merchants Bank at the time of the merger. Since 2004, Mr. Keen has served as an associate of Capital City Bank. |

| | |
|---|---|
| | **RUTH A. KNOX**<br>Ms. Knox, 53, has been a director since 2003. Since 2003, she has served as President of Wesleyan College, Macon, Georgia. Prior to this appointment, she practiced law in Atlanta and Macon, Georgia for 25 years. |
| | |
| | **WILLIAM G. SMITH, JR**.<br>Mr. Smith, 53, is our Chairman of the Board and has been a director since 1982. In 1995, he was appointed our President and Chief Executive Officer and Chairman of Capital City Bank. In 2003, Mr. Smith was elected our Chairman of the Board of Directors. Mr. Smith has served as a director of Southern Company since February 2006. Mr. Smith is the first cousin of Lina S. Knox. |

***The Board of Directors unanimously recommends a vote "FOR" the nominees.***

**CONTINUING DIRECTORS AND EXECUTIVE OFFICERS**

**CONTINUING CLASS II DIRECTORS (Term expiring in 2008)**

| | |
|---|---|
| | **THOMAS A. BARRON**<br>Mr. Barron, 54, has been a director since 1982. He is our Treasurer and was appointed President of Capital City Bank in 1995. |
| | |
| | **J. EVERITT DREW**<br>Mr. Drew, 51, has been a director since 2003. From 2000 through January 2007, he was President of St. Joe Land Company where his duties included overseeing the sale and development efforts of several thousand acres of St. Joe property in northwest Florida and southwest Georgia. Since January 2007, Mr. Drew has been President of South Group Equities, Inc., a private real estate investment and development company. |
| | |
| | **LINA S. KNOX**<br>Ms. Knox, 62, has been a director since 1998. She is a dedicated community volunteer. Ms. Knox is the first cousin of Mr. Smith. |

**CONTINUING CLASS III DIRECTORS (Term expiring in 2009)**

| | |
|---|---|
| | **DuBOSE AUSLEY**<br>Mr. Ausley, 69, has been a director since 1982, and was our Chairman from 1982 until 2003. He is employed by the law firm of Ausley & McMullen and was Chairman of this firm and its predecessor for more than 20 years until 2002. Since 1992, he has served as a director of TECO Energy, Inc. In addition, Mr. Ausley has served as a director of Huron Consulting Group, Inc. since 2004 and a director of Blue Cross and Blue Shield of Florida, Inc. since 1982. |

| | |
|---|---|
| | **FREDERICK CARROLL, III**<br>Mr. Carroll, 56, has been a director since 2003. Since 1990, he has been the Managing Partner of Carroll and Company, CPAs, an accounting firm specializing in tax and audit based in Tallahassee, Florida. |
| | |
| | **JOHN K. HUMPHRESS**<br>Mr. Humphress, 58, has been a director since 1994. Since 1973, he has been a shareholder of Wadsworth, Humphress, Hollar, & Konrad, P.A., a public accounting firm. |
| | |
| | **HENRY LEWIS III**<br>Dr. Lewis, 57, has been a director since 2003. He is a Professor and Director of the College of Pharmacy and Pharmaceutical Studies at Florida A&M University. Prior to Dr. Lewis's appointment to his position as director in 2004, Dr. Lewis served as Dean of the College of Pharmacy and Pharmaceutical Studies at Florida A&M University since 1994. |

**NON-DIRECTOR EXECUTIVE OFFICER**

| | |
|---|---|
| | **J. KIMBROUGH DAVIS**<br>Mr. Davis, 53, was appointed our Executive Vice President and Chief Financial Officer in 1997. He served as Senior Vice President and Chief Financial Officer from 1991 to 1997. In 1998, he was appointed Executive Vice President and Chief Financial Officer of Capital City Bank. |

## SHARE OWNERSHIP

### SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and parties owning beneficially more than 10% of our common stock, to file reports with the SEC to reflect their interests in our common stock. Copies of these reports must be furnished to us.

Based solely upon on a review of these reports received by us for 2006 and any written representations from reporting persons, we believe that during 2006 each required Section 16(a) report for 2006 was filed on time, except one late Form 4 filing reporting three transactions for Mr. Ausley.

### SHARE OWNERSHIP TABLE

The following table sets forth information, as of February 26, 2007, with respect to the number of shares of our common stock beneficially owned by our directors, executive officers named in the Summary Compensation Table, and all executive officers and directors as a group. The following table also provides information with respect to each person known by us to beneficially own more than 5% of our common stock.

As of February 26, 2007, there were 18,357,569 shares of our common stock outstanding.

| Name | Shares Beneficially Owned [1] | | Percentage of Outstanding Shares Owned[2] |
|---|---|---|---|
| DuBose Ausley | 704,268 | (3) | 3.84% |
| Thomas A. Barron | 299,870 | (4) | 1.62% |
| Frederick Carroll, III | 6,629 | | * |
| Cader B. Cox, III | 400,240 | (5) | 2.18% |
| J. Kimbrough Davis | 70,128 | (6) | * |
| J. Everitt Drew | 7,249 | (7) | * |
| John K. Humphress | 511,193 | (8) | 2.78% |
| L. McGrath Keen, Jr. | 574,364 | (9) | 3.13% |
| Lina S. Knox [10] | 68,563 | (11) | * |
| Ruth A. Knox | 4,622 | | * |
| Henry Lewis III | 3,848 | | * |
| Private Capital Management, L.P.<br>8889 Pelican Bay Blvd., Naples, Florida 34108 | 993,446 | (12) | 5.41% |
| Robert H. Smith [11]<br>Post Office Box 11248, Tallahassee, Florida 32302 | 3,091,062 | (13) | 16.84% |
| William G. Smith, Jr. [11]<br>Post Office Box 11248, Tallahassee, Florida 32302 | 3,351,029 | (14) | 18.25% |
| All Directors and Executive Officers as a Group (12 Persons) | 5,625,988 | | 30.65% |

(Please refer to the footnotes on the following page.)

1. For purposes of this table, a person is deemed to be the beneficial owner of any shares of common stock if he or she has or shares voting or investment power with respect to the shares or has a right to acquire beneficial ownership at any time within 60 days from the record date. "Voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.

2. An asterisk in this column means that the respective director or executive officer is the beneficial owner of less than 1% of our common stock.

3. Includes (i) 285,431 shares held in trust under which Mr. Ausley serves as trustee and has sole voting and investment power; (ii) 12,500 shares owned by Mr. Ausley's wife, of which he disclaims beneficial ownership; and (iii) 350 shares owned by Mr. Ausley and his wife.

4. Includes (i) 56,031 shares held in trusts under which Mr. Barron serves as trustee; (ii) 716 shares for which Mr. Barron has power of attorney and may be deemed to be a beneficial owner; and (iii) 28,906 shares owned by Mr. Barron's wife, of which he disclaims beneficial ownership. Of the shares of our common stock beneficially owned by Mr. Barron, 59,786 shares are pledged as security and 57,992 shares are held in margin accounts.

5. Includes (i) 376,015 shares held in a trust under which Mr. Cox shares voting and investment power as a co-trustee; and (ii) 2,500 shares owned by Mr. Cox's wife, all of which he disclaims beneficial ownership. Of the shares beneficially owned by Mr. Cox, 376,015 shares are also beneficially owned by Mr. Humphress.

6. Includes (i) 1,514 shares in accounts for his children for which Mr. Davis is custodian; (ii) 20,103 shares owned jointly by Mr. Davis and his wife; and (iii) 5,578 shares owned by Mr. Davis's wife, directly and through an Individual Retirement Account, all of which he disclaims beneficial ownership.

7. Includes 624 shares in accounts for his children for which Mr. Drew is custodian.

8. Includes (i) 90,890 shares held by a limited partnership of which Mr. Humphress is a general partner and shares voting and investment power; and (ii) 376,015 shares held in a trust under which Mr. Humphress shares voting and investment power as a co-trustee, of which he disclaims beneficial ownership. Of the shares beneficially owned by Mr. Humphress, 376,015 shares are also beneficially owned by Mr. Cox.

9. Includes (i) 94,792 shares held in trust of which Mr. Keen serves as trustee; (ii) 161,508 shares held in trust under which Mr. Keen serves as co-trustee; and (iii) 682 shares owned by Mr. Keen's wife, of which he disclaims beneficial ownership.

10. Robert H. Smith and William G. Smith, Jr. are brothers, and Lina S. Knox is their first cousin.

11. Includes 3,750 shares owned jointly by Ms. Knox and her husband.

12. As reported in a Schedule 13G amendment dated February 14, 2007. Private Capital Management, L.P., a registered investment adviser, reported that it is deemed to be the beneficial owner of the shares held by Private Capital Management's clients and managed by Private Capital Management. Private Capital Management reported shared voting and investment power over 993,446 shares.

13. Includes (i) 100,234 shares in accounts for his children for which Mr. Smith is custodian; (ii) 567,653 shares held in certain trusts under which Mr. Smith shares voting and investment power as a co-trustee; and (iii) 615,849 shares held by a partnership under which Mr. Smith shares voting and investment power. Of the shares beneficially owned by Robert H. Smith, 1,183,502 shares are also beneficially owned by William G. Smith, Jr.

14. Includes (i) 567,653 shares held in certain trusts under which Mr. Smith shares voting and investment power as a co-trustee; (ii) 615,849 shares held by a partnership under which Mr. Smith shares voting and investment power; (iii) 44,556 shares owned by Mr. Smith's wife, of which he disclaims beneficial ownership; and (iv) 47,968 shares that may be acquired pursuant to non-voting stock options that are or will become exercisable within 60 days. Of the shares beneficially owned by William G. Smith, Jr., 1,183,502 shares are also beneficially owned by Robert H. Smith. Of the shares of our common stock beneficially owned by Mr. Smith, 333,024 shares are pledged as security, including 223,024 shares of the 615,849 shares held by a partnership under which Mr. Smith shares voting and investment.

## EXECUTIVE OFFICERS AND TRANSACTIONS WITH RELATED PERSONS

### EXECUTIVE OFFICERS

Executive officers are elected annually by the Board of Directors at its meeting following the annual meeting of shareowners to serve for a one-year term and until their successors are elected and qualified. Messrs. Barron and William G. Smith, Jr. serve as directors and executive officers and Mr. Davis is an executive officer. For information pertaining to the business experience and other positions held by these individuals, see "NOMINEES FOR ELECTION AS DIRECTORS" and "CONTINUING DIRECTORS AND EXECUTIVE OFFICERS."

### PROCEDURES FOR REVIEW, APPROVAL, OR RATIFICATION OF RELATED PERSON TRANSACTIONS

We recognize that related person transactions may raise questions among our shareowners as to whether the transactions are consistent with our best interests and our shareowners' best interests. We generally do not enter into or ratify a related person transaction unless our Board of Directors, acting through the Audit Committee or otherwise, determines that the related person transaction is in, or is not inconsistent with, our best interests and our shareowners' best interests. Portions of our procedures are documented in writing in our Codes of Conduct, Regulation O Policy, and the materials used by our disclosure committee.

For the purpose of our procedures, a "related person transaction" is a transaction in which we participate and in which any related person has a direct or indirect material interest, other than (1) transactions available to all associates or clients generally, (2) transactions involving less than $120,000 when aggregated with all similar transactions, or (3) loans made by Capital City Bank in the ordinary course of business, made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and not involving more than the normal risk of collectibility or presenting other unfavorable features.

Under our procedures, we review quarterly all related person transactions required to be disclosed under Item 404 of Regulation S-K. We circulate a questionnaire to our directors and executive officer, and each respondent must disclose all related person transactions that occurred in the previous quarter. In addition, we maintain a written Regulation O Policy, which requires preapproval of all loans to our executive officers, directors, persons who own more than 10% of the shares of our common stock, and certain related interests of our executive officers, directors, and 10% shareowners. Generally, at the beginning of each year we provide blanket pre-approval to certain loans that are consistent with Regulation O, and are in, or not inconsistent with, our best interests and our shareowners' best interests.

### TRANSACTIONS WITH RELATED PERSONS

In 2006, we did not enter into any related person transactions. All related person transactions since January 1, 2006, which were required to be reported in this Proxy Statement, were approved by the Board of Directors.

Although we did not deem the following transactions to be related person transactions, and therefore do not require disclosure, we note the following:

During 2006, Capital City Bank, our wholly owned subsidiary, had outstanding loans to several of our directors, executive officers, their associates, and members of the immediate families of these directors and executive officers. These loans were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. These loans do not involve more than the normal risk of collectability or present other unfavorable features.

Mr. Ausley is employed by and is the former Chairman of Ausley & McMullen, our general counsel. During 2006, we paid legal fees to this law firm of approximately $907,000.

Capital City Bank's Apalachee Parkway Office is located on land leased from the Smith Interests General Partnership L.L.P. ("SIGP") in which William G. Smith, Jr., Chairman of the Board, President, and Chief Executive Officer, Robert H. Smith, a Vice President and owner of more than 10% of our common stock, and Lina S. Knox, a director, are partners. In addition, a trust for the benefit of Elaine W. Smith, a relative of Messers. Smith and Smith and Ms. Knox, of which Mr. Ausley is trustee, is also a partner of SIGP. As trustee of this trust, Mr. Ausley has the power to vote the SIGP interests owned by the trust. Under a lease agreement expiring in 2024, Capital City Bank makes monthly lease payments to SIGP. Lease payments are adjusted periodically for inflation. Actual lease payments made by Capital City Bank to SIGP in 2006 amounted to $109,000. The terms of this lease are comparable to the terms we would have received if we had leased the property from a third party.

## EXECUTIVE COMPENSATION

### COMPENSATION COMMITTEE PROCESS AND PROCEDURES

***Scope of Authority.*** The Compensation Committee has strategic and administrative responsibility for a broad range of issues, including reviewing, authorizing, and approving compensation to be paid to our executive officers, directors, and our senior management team. The Board appoints each member of the Compensation Committee and has determined that each is an independent director.

The Compensation Committee's policy is to review executive compensation, including incentive goals, at least annually. The Compensation Committee also periodically reviews benefits, including retirement benefits, and perquisites, reviews and provides oversight of our compensation philosophy, serves as the administrative committee for our equity-based plans, and reviews stock ownership guidelines for our executive officer and directors.

***Delegation of Authority*.** The Compensation Committee's charter permits the delegation of its authority to our Chief People Officer to administer compensation and benefits programs. In 2006, the Compensation Committee delegated the administration of all associate compensation, benefit, and welfare plans to Bethany H. Corum, our Executive Vice President and Chief People Officer.

None of the members of the Compensation Committee is an executive officer of a public company of which one of our executive officers is a director.

***Independent Consultants.*** Under the authority granted by its charter, in 2004 the Compensation Committee engaged an independent outside compensation consultant, Clark Consulting Group, to provide advice on CEO and senior management compensation. Other than the engagement of Clark Consulting Group by the Compensation Committee, neither the Company nor management has ever engaged Clark Consulting Group to analyze compensation. In conducting its review, the independent consultant was asked to:

- Assess competitive compensation levels for our competitors in the financial services industry;
- Assess competitive compensation levels for companies similar to us in size (assets and associates) and complexity (businesses); and
- For the above comparisons, evaluate all aspects of CEO compensation, including base salary, annual and long-term compensation, and retirement benefits.

In carrying out its responsibilities, the Compensation Committee evaluates the information and recommendations put forth by management and its independent advisors in making its decisions regarding executive compensation. The Compensation Committee's decisions are made with the objective of providing fair, equitable, and performance-based compensation to executives in a manner that is affordable and cost effective for our shareowners.

The independent consultant completed the engagement in April 2006, and the Compensation Committee did not engage any additional independent compensation consultants in 2006.

***Management's Role***. The key elements of management's role in determining compensation levels for our named executive officers (other than William G. Smith, Jr., our Chairman, President, and Chief Executive Officer) are as follows:

- **Develop performance measures:** identify appropriate performance measures and recommend performance targets that are used to determine annual and long-term awards.

- **Compile benchmark data:** management participates in compensation surveys through reputable third-party firms which are used to gather data on base salary, annual cash, and long-term performance awards. In 2006, we used Watson-Wyatt's survey report on Financial Institution's Compensation General Executive Positions.

- **Develop compensation guidelines:** using the benchmark survey data and publicly disclosed compensation information as the foundation, management develops compensation guidelines for each executive position. These guidelines are provided to the CEO as the basis for his recommendations regarding individual compensation actions. In addition, executives are briefed on the guidelines established for their positions.

The key members of management involved in the compensation process were Mr. Smith, Mr. Davis, our Executive Vice President and Chief Financial Officer, and Ms. Corum. Mr. Smith was not present during the Compensation Committee's deliberations regarding his compensation. Both Mr. Davis and Ms. Corum regularly attend meetings of the Compensation Committee to provide information to the Compensation Committee members and to take minutes of the meetings.

## COMPENSATION DISCUSSION AND ANALYSIS

### Introduction

***Compensation and Benefits Philosophy***. Our compensation philosophy provides broad guidance on executive compensation and more specifically on the compensation of the named executive officers. Specifically, the compensation philosophy is to:

- Align compensation with shareowner value;

- Provide a direct and transparent link between the performance of the Company and pay for the CEO and top management;

- Make wise use of the Company's equity resources to ensure compatibility between management and shareowner interests;

- Align the interests through performance-based incentive plans of the Company's senior executive officers with that of shareowners; and

- Award total compensation that is both reasonable and effective in attracting, motivating, and retaining key associates.

We believe that accomplishing corporate goals is essential for our continued success and sustained financial performance. Therefore, we believe that executive officer compensation should be largely performance-based. Specific targets and weightings used for establishing short-term and long-term performance goals are subject to change at the beginning of each measurement period, and are influenced by the Board's desire to emphasize performance in certain areas. Each year, the Compensation Committee reviews and approves all executive officer performance-based goals.

The compensation and benefits programs for our executives are designed with the goal of providing compensation that is fair, reasonable, and competitive. The programs are intended to help us recruit and retain qualified executives, and provide rewards that are linked to performance while also aligning the interests of executives with those of our shareowners.

***Compensation Committee Activity in 2006.*** The Compensation Committee met six times in 2006, including two executive sessions with only the Compensation Committee members present. The chair of the Compensation Committee sets the meeting dates and agenda for the committee.

In January, the Compensation Committee met in Executive Session to discuss the 2005 performance of the Chief Executive Officer and to set 2006 compensation. Compensation Committee Chairman Cader B. Cox, III distributed an evaluation to all outside directors, and then collected and compiled the results of the evaluations. He presented the results for review by the Compensation Committee. Based in part on this review, the Compensation Committee approved Mr. Smith’s 2006 base salary of $230,000 and target cash incentive of $225,000. The Compensation Committee also reviewed and approved Capital City Bank President Thomas A. Barron’s 2006 base salary of $220,000 and target cash incentive of $190,000 and Mr. Davis’s 2006 base salary of $200,000 and target cash incentive of $85,000.

In March, the Compensation Committee reviewed 2006 compensation for our 12 senior managers. The Compensation Committee also reviewed director compensation and made changes to the fee structure to properly recognize the varying workloads of each committee. The new fee structure is discussed under *“Director Compensation.”*

In April, the Compensation Committee modified the Stock-Based Incentive Program by approving goals for 2006 through 2010. The action was taken following the completion of a compensation study conducted by Clark Consulting Group, which recommended a modified compensation structure, adjusting certain components of cash compensation and adding an additional equity component for executive officers and senior managers. The intent of the proposed compensation structure is to, over time, move the compensation of the senior managers toward the objectives of our Compensation Philosophy.

Under the modified Stock-Based Incentive Program, each executive officer and senior manager is eligible to earn an award in each year of the five-year program. The annual awards are tied to the earnings progression necessary to achieve our goal of earning $50 million by 2010. The new equity component was proposed at one-half of the amount recommended by Clark Consulting Group. The Compensation Committee will periodically review the Stock-Based Incentive Program.

In November, the Compensation Committee discontinued Mr. Smith’s Stock Option Plan, effective December 31, 2006. In January 2007, the Compensation Committee replaced the Stock Option Plan with a Performance Share Units Plan based on the compound annual growth rate in Diluted Earnings Per Share over a three-year period.

**Compensation Objectives**

The Compensation Committee, with Board approval, has set the following compensation objectives:

- Pay base salaries to our senior executives at a level that is greater than the $60^{th}$ percentile of our selected peer group of banks;

- Provide total direct compensation (salary and incentive compensation) to our senior executives at a level greater than the $75^{th}$ percentile of our selected peer group of banks;

- Provide total incentive compensation (the sum of cash incentives and equity incentives) at a level greater than 30 percent of total direct compensation; and

- Continue, over time, the alignment of senior management's interest with that of shareowners (the percentage of equity compensation should increase relative to total incentive compensation).

We discuss the composition of our peer group and our benchmarking practices in further detail below.

**Executive Compensation Policy Decisions**

The Compensation Committee has adopted a number of policies to further the goals of our executive compensation program, particularly with respect to strengthening the alignment of our executives' interests with our shareowners' long-term interests.

***Stock Ownership Expectations.*** We maintain stock ownership expectations for all senior managers, including our executive officers. Under our current guidelines, all senior managers are expected to own shares of our common stock equal in value to at least two times their annual compensation. The Compensation Committee has determined that as of December 31, 2006, all named executive officers have met our share ownership expectations and all other senior managers covered by this program are making significant strides in meeting the ownership expectations.

***Expensing Stock Options.*** We have expensed stock options since 2003.

***Prohibition on Repricing Stock Options.*** By the terms of the 2005 Associate Incentive Plan, which is the only plan we use to grant stock options, repricing stock options is prohibited without shareowner approval.

***Employment Agreements and Severance Agreements.*** We believe the employment of our named executive officers should remain "at will." Therefore, none of our named executive officers have employment agreements or severance agreements with us.

The Compensation Committee believes these policies are effective for the following reasons: stability of management team, our ability to attract talent from outside the Company, and historical stock performance.

**Compensation Program Design**

***Compensation Framework.*** We design our specific compensation elements based on the following:

- **Performance:** We believe that the best way to accomplish alignment of compensation plans with the participants' interests is to link pay directly to individual, business area, and company performance.

- **Competitiveness:** Compensation and benefits programs are designed to be competitive with those provided by companies with whom we compete for talent. Benefits programs are designed to be competitive with other companies' programs and are not based on performance.

- **Cost:** Compensation and benefit programs are designed to be cost effective and affordable, ensuring that the interests of our shareowners are considered.

- **Comparator Group:** The relevant comparator group for compensation and benefits programs consists of commercial banks and thrifts, with a geographic footprint or asset base similar to us.

***Specific Compensation Elements.*** Our executive compensation program is comprised of five discrete elements:

- Base salary

- Short-term incentives - Cash Bonus Plan

- Long-term incentives

- Benefits and perquisites

- Post-termination compensation and benefits

***Benchmarking.*** During 2004 to 2006, we employed an outside compensation consultant who conducted a study comparing the total compensation of our named executive officers to a peer group of comparable commercial banks. The banks in the peer group were chosen and published by SNL Financial based on their similarities to us relative to our asset size, performance, and markets served. The asset size ranged from $871 million to $2.5 billion and averaged $1.6 billion as of December 31, 2005 *(see chart on the following page for peer group)*. Approximately 25% of the peer group includes institutions that serve the same geographic region as we do. A compensation study is one of the many tools we use to determine the level of compensation for our named executive officers.

The compensation peer group is not identical to the peer group used to measure company performance. However, many of the institutions represented in the compensation peer group are included in the company performance peer group. We continue to seek a credible, published source that identifies the same peer group for company performance and compensation.

| Institution | State | Total Assets |
|---|---|---|
| TowneBank | Virginia | 1,803,182 |
| Fidelity Southern Corp. | Georgia | 1,405,703 |
| Seacoast Banking Corporation of Florida | Florida | 2,132,174 |
| Bank of the Ozarks, Inc. | Arkansas | 2,134,882 |
| Simmons First National Bank Corp. | Arkansas | 2,523,768 |
| Commercial Bankshares, Inc. | Florida | 1,032,720 |
| Cadence Financial Corp. (f.k.a. NBC Capital) | Mississippi | 1,446,117 |
| Renasant Corporation | Mississippi | 2,397,702 |
| First Community Bancshares | Virginia | 1,952,483 |
| Summit Financial Group | West Virginia | 1,109,532 |
| TIB Financial Corp. | Florida | 1,076,070 |
| GB&T Bancshares, Inc. | Georgia | 1,584,094 |
| City Holding Company | West Virginia | 2,502,597 |
| BancTrust Financial Group, Inc. | Alabama | 1,305,497 |
| Virginia Commerce Bancorp, Inc. | Virginia | 1,518,425 |
| Cardinal Financial Corp. | Virginia | 1,452,287 |
| Ameris Bancorp | Georgia | 1,697,209 |
| Southern Community Financial Corporation | North Carolina | 1,285,524 |
| SCBT Financial Corp. | South Carolina | 1,925,856 |
| Security Bank Corp. | Georgia | 1,662,413 |
| Greene County Bancshares, Inc. | Tennessee | 1,619,989 |
| First M & F Corp. | Mississippi | 1,267,118 |
| FNB Corporation | Virginia | 1,481,482 |
| Union Bankshares Corp. | Virginia | 1,824,958 |
| Centerstate Banks of Florida, Inc. | Florida | 871,521 |
| First Bancorp | North Carolina | 1,801,050 |

***Base Salary***

We grant annual base salary increases to our named executive officers based on standing as relative to established compensation guidelines of 60$^{th}$ percentile for base salary and 75$^{th}$ percentile for total direct compensation. We chose the 60$^{th}$ and 75$^{th}$ percentiles based on our philosophy that these levels will attract and retain the talent necessary to achieve performance goals. Base salaries for the named executive officers are determined by assessing the competitive market, the responsibilities required by the position, and the experience and performance of the individual.

For the year ended December 31, 2005, the Company outperformed its peer group in return on assets ("ROA") and slightly underperformed the peer group in return on equity ("ROE"). ROE and ROA comparisons for the year ended December 31, 2006, were not readily available at the time of proxy. For the five-year period ended December 31, 2006, our stock has outperformed the NASDAQ composite as well as the SNL Financial $1B - $5B Bank Index.

**Short-term Incentives - Cash Bonus Plan**

Each named executive officer has the opportunity to earn annual cash bonuses. These cash bonuses, paid through the profit participation plan, are based solely on whether we achieve a target earnings per share ("EPS"). The Compensation Committee selected EPS as the goal based on a perceived correlation of EPS to overall stock performance. EPS goals are set at the beginning of the year, based on the budget as recommended by management and approved by the Board of Directors. In 2006, no bonuses would be paid if our actual EPS is 75% or less of the targeted EPS. Bonuses ranging from 4% to 200% of a specified target award are paid to named executive officers if our actual EPS is between 75% and 125% of targeted EPS of $1.82.

In 2006, thirty-four (34) associates, including the named executive officers, participated in the profit participation plan.

In 2006, the target awards for the Executive Officers were $225,000 for Mr. Smith, $190,000 for Mr. Barron, and $85,000 for Mr. Davis. In 2006, EPS was $1.79, resulting in a payout of 90.77% of target. In 2005, the payout was 102.4% of target, and in 2004, the payout was 87.31% of target.

**Long-term Incentives**

***Stock Options.*** Mr. Smith is the only named executive officer who is currently eligible to be granted stock options. On March 23, 2006, we entered into an agreement with Mr. Smith to award stock options as provided in the 2005 Associate Incentive Plan. Under the agreement, we agreed to award a fixed dollar Black-Scholes equivalent value of stock options based on achieving a three-year compound growth rate in EPS. The target award for achieving a 10% compound growth rate in EPS is $250,000. No award is earned if actual performance is below a 7.5% compound growth rate in EPS, the minimum performance level. A maximum award of $500,000 is earned if the EPS compound growth rate equals or exceeds 12.5%, the maximum performance level. If the compound growth rate in EPS is greater than the minimum performance level and less than or equal to the maximum performance level, then the award will be made on a pro-rata basis. The compound growth rate in EPS for the three years ending on December 31, 2006, was 5.4%; therefore, Mr. Smith did not earn any stock options in 2006.

During the course of 2006, the Compensation Committee made the determination that the granting of stock options should be discontinued. After careful consideration, the Compensation Committee voted to discontinue Mr. Smith's stock option plan in favor of a more simple to administer long-term incentive plan. In January 2007, the Compensation Committee entered into an agreement with Mr. Smith to award Performance Share Units as provided in the 2005 Associate Incentive Plan. Under the agreement, we agreed to award Performance Share Units with an economic value ranging from $0 - $500,000, including a 31% tax supplement bonus. The target award of $250,000 is based on 10% Compound Annual Growth Rate ("CAGR") in Diluted Earnings Per Share ("DEPS") over a three-year period, with a phased' in approach in years 2007 and 2008. No award is earned if actual performance is below a 7.5% CAGR in DEPS, the minimum performance level. A maximum award of $500,000 is earned if the DEPS CAGR equals or exceeds 12.5%, the maximum performance level.

***Performance Share Units.*** In April 2006, following the completion of a compensation study conducted by our independent consultant, the Compensation Committee and Board approved a new design for earning Performance Share Units based on one goal — the earnings progression necessary to achieve our goal of $50 million in annual earnings by 2010. We call this our Stock-Based Incentive Plan.

The Stock-Based Incentive Plan is a performance-based equity bonus plan in which selected members of management, including all named executive officers, are eligible to participate. The Stock-Based Incentive Plan is administered under our 2005 Associate Incentive Plan. The Stock-Based Incentive Plan replaced all of our previous stock-based compensation plans.

The Stock-Based Incentive Plan consists of performance shares, as well as a tax supplement bonus paid in cash, and is designed to align the economic interests of management with our previously announced Project 2010. Our Project 2010 goal is to achieve $50 million in annual earnings by December 31, 2010. In 2003, annual earnings for the Company were $25 million. Using a 10% compound annual increase produces $50 million earnings in 2010. For the period 2001 through 2006, the compound annual increase was 14.55%.

Under the Stock-Based Incentive Plan, all participants are eligible to earn an equity award in each year of the five-year period ending December 31, 2010. Annual awards are tied to the earnings progression necessary to achieve the Project 2010 goal. The Compensation Committee has predetermined the earnings goals for each of the five years covered by the Stock-Based Incentive Plan. If we achieve 100% of the predetermined earnings goal in any year, the Stock-Based Incentive Plan participants will receive 100% of the performance share award for that particular year. For each year from 2006 through 2009, if we achieve at least 75% of the predetermined year over year growth in earnings required to meet the Project 2010 goal, but less than the predetermined earnings goal, then the Stock-Based Incentive Plan participants will receive 75% of the performance share award for that particular year. No award will be granted for a year when less than 75% of the predetermined year over year growth in earnings required to meet the Project 2010 goal is achieved for that year. For the year 2010, no award may be earned unless we meet our Project 2010 goal. We believe a payout in years 2006 through 2009 at a level less than 100% is appropriate considering actual earnings do not necessarily follow a linear progression to the 2010 goal, given that in any one year, the economy and the local market conditions may not support 10% growth without engaging in business activities which subject the Company to an unacceptable level of risk.

For each of the five years covered by the Stock-Based Incentive Plan, the named executive officers are eligible to receive the following shares:

| Name | Annual 75% Payout | Annual 100% Payout | Maximum Payout |
|---|---|---|---|
| William G. Smith, Jr. | 2,657 | 3,543 | 17,715 |
| Thomas A. Barron | 2,254 | 3,005 | 15,025 |
| J. Kimbrough Davis | 1,757 | 2,316 | 11,580 |

The number of shares an executive officer is eligible to earn is based on a formula of base salary and cash incentives, using a formula of 15% of total casl compensation and 19.08% of base salary for Mr. Smith; and 15% of total cash compensation and 15.27% of base salary, for Messrs. Barron and Davis. The formula assumes a 4% increase in total compensation each year and uses a December 31, 2005, stock price of $34.29 to arrive at the number of shares. Maximum payout assumes a 100% payout for each of the five years covered by the Incentive Plan. The varying amounts recognize the different levels of responsibility and authority for each executive officer.

At the end of each calendar year, the Compensation Committee will confirm that the performance goals have been met prior to the payout of any awards. Any performance shares earned under the Stock-Based Incentive Plan will be issued in the calendar quarter following the calendar year in which the shares were earned. Participants will also receive a cash payment equal to 31% of the market value of the performance shares at the time of issue as a tax supplement bonus. The tax supplement bonus allows the associate to retain all of the shares the associate receives, rather than having to sell a portion of the shares to satisfy any tax obligation. This supports our philosophy of ownership expectations and aligns the interest of our officers with that of the shareowner.

The Compensation Committee believes a competitive compensation package will include cash bonus and equity awards. The equity component creates ownership in the Company and focuses attention on the Company's performance. The Compensation Committee believes incentive compensation equal to or greater than 30% of compensation is sufficient to change behaviors relative to performance. As a result, we believe our total incentive-based compensation of 30% of total compensation is appropriate.

**Benefits and Perquisites**

***Determining Benefit Levels.*** Benefit levels are reviewed periodically to ensure that the plans and programs provided are competitive and cost effective for us, and support our human capital needs. Benefit levels are not tied to company, business area, or individual performance.

***Perquisites.*** We provide our named executive officers with perquisites that we believe are reasonable, competitive, and consistent with our overall executive compensation program. The value of the perquisites for each named executive officer in the aggregate is less than $10,000.

***Health, Dental, Disability, and Life Insurance Coverage*.** The core insurance package for our named executive officers and senior management team includes health, dental, disability, and basic group life insurance coverage. Our named executives and senior management participate in these benefits on the same basis as our other associates.

***Paid Time-off Benefits.*** We provide vacation and other paid holidays to all associates, including our named executive officers and senior management team, which are comparable to those provided at similarly sized financial institutions.

**Post-termination Compensation and Benefits**

***Retirement Plans*.** We provide retirement benefits to named executive officers and senior management through a combination of qualified (under the Internal Revenue Code) and non-qualified plans.

- **Retirement Plan:** The Retirement Plan is a tax-qualified, non-contributory defined benefit plan intended to provide for an associate's financial security in retirement. All full-time and part-time associates with 1,000 hours of service annually are eligible for the Retirement Plan.

- **401(k) Plan:** The 401(k) Plan provides associates the opportunity to save for retirement on a tax-favored basis. We studied the overall competitiveness of our retirement benefits package and its long-term costs. To better align the retirement benefits package with associates' preferences and recruitment needs, a decision was made to change the benefit design of the Retirement Plan and the 401(k) Plan. For associates hired after January 1, 2002, the pension benefit under the Retirement Plan was reduced and in the 401(k) Plan, a 50% matching contribution was introduced into the 401(k) Plan. This change was intended to be cost-neutral. Executives may elect to participate in the 401(k) Plan on the same basis as our other similarly situated associates. No named executive officers are currently eligible for the company-sponsored match.

- **Supplemental Executive Retirement Plan ("SERP"):** Each of our named executive officers participates in our SERP, a non-qualified plan which provides benefits in excess of the Retirement Plan. The SERP is designed to restore a portion of the benefits Messrs. Smith, Barron, and Davis would otherwise receive under our Retirement Plan, if these benefits were not limited by U.S. tax laws. This more closely aligns the benefits of Messrs. Smith, Barron, and Davis with those of other Retirement Plan participants. We have no obligation to fund the SERP but accrue for our anticipated obligations under the SERP on an annual basis.

**Impact of Regulatory Requirements**

***Tax Deductibility of Compensation.*** Section 162(m) of the Internal Revenue Code imposes a $1 million limit on the amount that a publicly traded company may deduct for compensation paid to a named executive officer who is employed on the last day of the fiscal year. "Performance-based compensation" is excluded from this $1 million limitation. In general, our policy is to provide compensation that we may fully deduct for income tax purposes. However, in order to maintain ongoing flexibility of our compensation programs, our Compensation Committee may from time to time approve annual compensation that exceeds the $1 million limitation. We recognize that the loss of the tax deduction may be unavoidable under these circumstances.

***Accounting for Stock-Based Compensation.*** In 2003, we began accounting for stock-based payments in accordance with Statement of Financial Accounting Standards 123R, "*Share-Based Payment.*"

**Conclusion**

The Compensation Committee believes the philosophy and objectives set forth have allowed us to attract and retain talent needed to deliver above average shareowner return. We believe by placing a significant portion of pay at risk, behaviors are changed and management focus is placed on our strategic objectives. This philosophy, along with the stock ownership expectations and current levels of ownership by our senior management, aligns the interests of management with that of shareowners. We believe our compensation philosophy and objectives have been successful in attracting and retaining qualified executives with capabilities that enable us to achieve or exceed our designated performance targets.

**COMPENSATION COMMITTEE REPORT**

We, as a Compensation Committee, have reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K included in this Proxy Statement. Based on that review and discussion, we have recommended to the Board of Directors of the Company that the Compensation Discussion and Analysis be included in this Proxy Statement.

**Compensation Committee:**

Cader B. Cox, III, Chair
J. Everitt Drew
Dr. Henry Lewis III

*This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, or the Securities Exchange Act of 1934, and shall not otherwise be deemed filed under these acts.*

**INFORMATION ABOUT EXECUTIVE COMPENSATION**

**Summary Compensation Table**

The following summary compensation table shows compensation information for our principal executive officer, principal financial officer, and the President of Capital City Bank (the only other executive officer whose total compensation exceeded $100,000) for the fiscal year ended December 31, 2006.

We have no employment agreements with our named executive officers. None of the named executive officers were entitled to receive payments which would be characterized as "Bonus" payments for 2005 or 2006. Amounts listed under column (g), "Non-Equity Incentive Plan Compensation" are determined by the Compensation Committee at its first meeting following the year in which the compensation is earned and paid to the executives shortly after such determination is made.

| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) | (j) |
|---|---|---|---|---|---|---|---|---|---|
| Position | Year | Salary ($) | Bonus ($) | Stock Awards ($)[1] | Option Awards ($)[2] | Non-Equity Incentive Plan Compensation ($)[3] | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4] | All Other Compensation ($)[5] | Total ($) |
| **William G. Smith, Jr.,** Chairman, President, and Chief Executive Officer | 2006 | $ 230,000 | $ 0 | $ 91,109 | $ 205,176 | $ 204,233 | $174,214 | $ 29,467 | $ 934,199 |
| | 2005 | 210,000 | 0 | 40,803 | 192,884 | 230,423 | 239,894 | 12,798 | 926,802 |
| **Thomas A. Barron,** President, Capital City Bank | 2006 | 220,000 | 0 | 77,290 | -- | 172,463 | 92,660 | 25,057 | 587,470 |
| | 2005 | 200,000 | 0 | 38,474 | -- | 215,061 | 246,618 | 12,076 | 712,229 |
| **J. Kimbrough Davis,** Executive Vice President and Chief Financial Officer | 2006 | 200,000 | 0 | 59,562 | -- | 77,155 | 122,355 | 19,399 | 478,471 |
| | 2005 | 185,000 | 0 | 25,322 | -- | 87,048 | 156,770 | 7,999 | 462,139 |

1. The amounts in column (e) reflect the dollar amount recognized for financial statement reporting purposes for the respective fiscal year, in accordance with SFAS 123R of awards under our Stock-Based Incentive Plan. Thus, they may include amounts from awards granted prior to the year in which the compensation is reported in this table.
2. The amounts in column (f) reflect the dollar amount recognized for financial statement reporting purposes for the respective fiscal year, in accordance with SFAS 123R of awards pursuant to our Stock Option Program, and thus may include amounts from awards granted prior to the year in which the compensation is reported in this table. Awards are discussed in further detail on page 24 under the heading "Stock Options." Assumptions used in the calculation of these amounts are included in footnote 11 to our audited consolidated financial statements for the fiscal year ended December 31, 2006, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2007.
3. The amounts in column (g) reflect the cash awards to the named individuals under the Cash Bonus Plan, which is discussed in further detail on page 23 under the heading "Short-term Incentives - Cash Bonus Plan." Awards were paid out at 90.77% and 102.41% of the target awards for 2006 and 2005, respectively.
4. The amounts in column (h) reflect the actuarial increase in the present value of the named executive officer's benefits under all pension plans established by us determined using the assumptions consistent with those used in our financial statements, which are discussed in further detail on page 33 under the heading "Pension Benefits."
5. The amount shown in column (i) reflects for each named executive officer: tax supplement bonus paid and life insurance premium.

**Grants of Plan-Based Awards in 2006**

As discussed in the Compensation Discussion and Analysis, cash bonus plan payouts, stock options, and performance share units are granted only when we achieve Board-Approved established levels of performance. Each stock option permits Mr. Smith to purchase one share of our common stock at the market price of our stock on the date of grant. Stock options generally expire 10 years from the date of grant. Our Compensation Committee approved awards under our 2005 Associate Incentive Plan to Mr. Smith in 2006; however, the performance targets were not met. Therefore, no grant was awarded in 2006. Our Compensation Committee has determined it will cease offering stock options.

| (a) | | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (l) |
|---|---|---|---|---|---|---|---|---|---|
| | | | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | |
| Name | Award Type | Grant Date | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | Grant Date Fair Value of Options and Stock Awards |
| William G. Smith, Jr. | Cash[1] | N/A | $ 0 | $ 225,000 | $450,000 | -- | -- | -- | N/A |
| | Options[2] | 3/23/06 | -- | -- | -- | $ 0 | $ 250,000 | $ 500,000 | $ 0 |
| | PSU[3] | 4/25/06 | -- | -- | -- | 0 | -- | 17,715 | 607,447 |
| Thomas A. Barron | Cash[1] | N/A | 0 | 190,000 | 380,000 | -- | -- | -- | N/A |
| | PSU[3] | 4/25/06 | -- | -- | -- | 0 | -- | 15,025 | 515,207 |
| J. Kimbrough Davis | Cash[1] | N/A | 0 | 85,000 | 170,000 | -- | -- | -- | N/A |
| | PSU[3] | 4/25/06 | -- | -- | -- | 0 | -- | 11,580 | 397,078 |

1. The amounts shown in column (c) reflect the minimum payment level under our Cash Bonus Plan. The amount shown in column (e) is 200% of the target amount. The Compensation Committee determines these amounts annually.

2. As discussed in the Compensation Discussion and Analysis, stock options are awarded pursuant to our 2005 Associate Incentive Plan. In 2006, we entered into an agreement with Mr. Smith to award him stock options with the underlying stock valued at the award date of $500,000, provided that our EPS compound growth rate exceeded 12.5%. The target award of $250,000 of stock options would be paid if our EPS compound growth rate was at least 10%. Since our EPS compound growth rate was less than 7.5% in 2006, no stock options were awarded. Thus, no amount is shown in column (l).

3. The number of Performance Share Units shown in column (h) represents the total number of shares of common stock to be issued pursuant to our Stock-Based Incentive Plan for the years 2006 - 2010. The amount shown in column (l) reflects the dollar amount recognized over the same period for financial statement reporting purposes, in accordance with SFAS 123R.

**Outstanding Equity Awards at Fiscal Year-End 2006**

The following table provides information, for our executive officers named in the Summary Compensation Table, on stock option holdings at the end of 2006.

| | Option Awards | | | | |
|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options (#) | | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date |
| Name | Exercisable | Unexercisable | | | |
| **William G. Smith, Jr.** | 15,425 | 7,713 | -- | $32.96 | 3/12/2014 |
| | 12,415 | 24,831 | -- | 32.69 | 3/14/2015 |

**Option Exercises**

There were no exercises of stock options by any of our named executive officers during the 2006 fiscal year.

**POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL**

The amount of compensation (if any) that is payable to our named executive officers upon termination of employment depends on the nature and circumstances under which employment is ended.

**Changes in Control**

In the event of a change in control, our named executive officers will be credited with an additional two years of credited service for purposes of computation of retirement benefits payable under the SERP. Accrued benefits based upon normal retirement are payable to the named executive officer upon a change in control. A “change in control” under the SERP means the sale of substantially all of our assets, a change in share ownership of greater than 50% within a 24-month period, or any other determination of change in control made by our Board of Directors.

In the event of a change in control, our named executive officers would not receive any additional benefit under the Retirement Plan but would have the same benefits as any associate who separates employment from us.

In the event of a change in control, any stock options previously granted to one of our named executive officers under the 1996 or 2005 Associate Incentive Plans would become immediately vested. A “change in control” for purposes of the immediate vesting of options means an acquisition of 25% of our common stock by any “person” as defined in the Securities Exchange Act of 1934, or, during any period of two consecutive years, individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority of the Board, unless the election or the nomination for election by our shareowners of each new director was approved by a vote of at least three-quarters of the directors then still in office who were directors at the beginning of the period.

We have no post-employment compensation programs designed to provide benefits upon a change in control of the Company, other than those discussed above.

**Payments Upon Termination of Employment**

***Voluntary Termination.*** If a named executive officer voluntarily resigns from our employment, no amounts are payable under the Cash Bonus Plan or the Stock-Based Incentive Plan. The executive may be entitled to receive benefits from the Retirement Plan and the SERP to the extent those benefits have been earned under the provisions of the plans and the executive officer has met the vesting requirements of the plans. In addition, the executive would be entitled to receive any amounts voluntarily deferred (and the earnings on deferrals) under the 401(k) Plan.

***Early Retirement.*** Currently, no named executive officer is eligible for early retirement from the Retirement Plan or the SERP.

***Death.*** If a named executive officer dies while employed by us, the Retirement Plan and the SERP will provide benefits to heirs of the deceased executive. The benefits are of the same value as those provided for a voluntary termination.

***Involuntary Termination with or without Cause.*** If a named executive officer's employment is involuntarily terminated, the executive may be entitled to receive benefits from the Retirement Plan and the SERP to the extent those benefits have been earned under the provisions of the plans and the executive officer has met the vesting requirements of the plans. In addition, the executive would be entitled to receive any amounts voluntarily deferred (and the earnings on deferrals) under the 401(k) Plan.

***Disability.*** In the event that a named executive officer becomes disabled on a long-term basis, the executive officer's employment by us would not necessarily terminate. Therefore, we do not disclose any such amounts in the table below. If a named executive officer becomes disabled under the terms of the Retirement Plan and the SERP, the executive will continue to accrue a retirement benefit until the earliest of recovery, death, or retirement. This benefit cannot be paid as a lump sum distribution.

**Payment Tables**

***William G. Smith, Jr***. would have received the following payments had he terminated on December 31, 2006 under the following triggering events:

| Compensation Components | Change in Control | Voluntary Termination | Death | Disability | Involuntary Termination |
|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) |
| Retirement Plan | $ 765,945[1] | $ 765,945[1] | $ 765,945[1] | $ 14,583[2] | $ 765,945[1] |
| SERP | 998,559[1] | 925,454[1] | 925,454[1] | 9,090[2] | 925,454[1] |
| Accelerated Vesting of Stock Options | 85,857 | 0 | 0 | 0 | 0 |

***Thomas A. Barron*** would have received the following payments had he terminated on December 31, 2006 under the following triggering events:

| Compensation Components | Change in Control | Voluntary Termination | Death | Disability | Involuntary Termination |
|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) |
| Retirement Plan | $ 882,378[1] | $ 882,378[1] | $ 882,378[1] | $ 14,583[2] | $ 882,378[1] |
| SERP | 870,727[1] | 870,727[1] | 870,727[1] | 7,789[2] | 870,727[1] |

***J. Kimbrough Davis*** would have received the following payments had he terminated on December 31, 2006 under the following triggering events:

| Compensation Components | Change in Control | Voluntary Termination | Death | Disability | Involuntary Termination |
|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) |
| Retirement Plan | $ 696,629[1] | $ 696,629[1] | $ 696,629[1] | $ 14,356[2] | $ 696,629[1] |
| SERP | 299,030[1] | 219,388[1] | 219,388[1] | 409[2] | 219,388[1] |

(1) Lump sum payments are determined as of December 31, 2006 using the Retirement Plan's applicable basis, namely, the mortality table found in Revenue Ruling 2001-62 and an interest rate of 4.69%. Under the Retirement Plan and the SERP, lump sum payments are triggered upon a change in control, voluntary termination, death, and involuntary termination. No further benefits would be payable after the lump sum payment is made.

(2) In the event that a named executive officer becomes disabled on a long-term basis, the named executive officer would receive annuity payments beginning at age 65. These payments coordinate with our long-term disability program.

## PENSION BENEFITS

### Retirement Plan

The key provisions of the Retirement Plan are as follows:

***Monthly Benefit.*** Participants with a vested benefit will be eligible to receive the following retirement benefits each month for the rest of their lives beginning at age 65:

- 1.90% of final average monthly compensation multiplied by years of service after 1988 (limited to 30 years), plus
- 0.40% of final average monthly compensation in excess of $2,000 multiplied by years of service after 1988 (generally limited to 30 years), plus
- the monthly benefit accrued as of December 31, 1988, updated for salary increases since 1988

Total benefits are limited by the Internal Revenue Code. In 2006, the limit was $175,000 per year or $14,583 per month. Additional provisions may apply for participants who were hired after January 1, 2002, or who worked for a bank that we acquired.

***Final Average Monthly Compensation.*** The final average monthly compensation is the average of the highest five consecutive years of W-2 earnings (plus 401(k) deferrals). Compensation is limited to the limits described in Internal Revenue Code, which was $220,000 per year (or $18,333 per month) for 2006.

***Vesting.*** Participants become vested after reaching five years of service.

***Early Retirement Benefits.*** Participants may elect to retire prior to their Normal Retirement Date.

- Reduced Retirement: If participants are at least age 55 and have at least 15 years of service, then they may commence benefits early on a reduced basis. The monthly benefit will be calculated using the benefit formula described above, reduced 6.67% times the number of years (up to five) that the Benefit Commencement Date precedes the Normal Retirement Date, and 3.33% times any additional years (up to five).

- Unreduced Retirement: If they are at least age 61 and have at least 30 years of service, then they may commence benefits early on an unreduced basis. The monthly benefit will be calculated using the benefit formula described above, reduced 6.67% times the number of years (up to five) that the Benefit Commencement Date precedes the later of age 61 or 30 years of service, and 3.33% times any additional years (up to five).

***Form of Payment.*** Participants may receive their pension benefit as an annuity or as a lump sum.

### SERP

In general, the plan provisions for the SERP are identical to the provisions of the Retirement Plan, except the benefits are calculated without regard to the limits set by the Internal Revenue Code on compensation and benefits. The net benefit payable from the SERP is the difference between this gross benefit and the benefit payable by the Retirement Plan. The SERP limits gross benefits to 60% of final average monthly compensation. As a general rule, we do not grant extra years of service under the SERP. Exceptions may occur in limited instances such as a mid-career hire.

**2006 Pension Benefit Tables**

The following table shows the years of credited service, present value of the accumulated benefit for the named executive officers as of December 31, 2006, assuming payment at age 61, and payments made during the last fiscal year.

| Name | Plan Name | Number of Years of Credited Service (#) | Present Value of Accumulated Benefit ($) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| **William G. Smith, Jr.** | Retirement Plan | 28 | $ 871,017 | $ 0 |
| | Supplemental Executive Retirement Plan | 28 | 1,060,576 | 0 |
| **Thomas A. Barron** | Retirement Plan | 32 | 1,013,055 | 0 |
| | Supplemental Executive Retirement Plan | 32 | 1,007,437 | 0 |
| **J. Kimbrough Davis** | Retirement Plan | 25 | 792,193 | 0 |
| | Supplemental Executive Retirement Plan | 25 | 251,420 | 0 |

**Assumptions Used to Calculate Pension Values**

Because the pension amounts shown in the Summary Compensation Table and the Pension Benefits Table are projections of future retirement benefits, numerous assumptions must be applied. In general, the assumptions should be the same as those used to calculate the pension liabilities in accordance with SFAS No. 87, *Employers' Accounting for Pensions* on the measurement date, although the Security and Exchange Commission specifies some exceptions (as noted in the table on the following page).

The key assumptions used to determine the pension values are summarized on the following page. The changes in the pension values shown in the Summary Compensation Table are determined as the change in the values during the fiscal year (including the impact of changing assumptions from the prior fiscal year). The accumulated pension values shown in the Pension Benefits Table are based on the assumptions as of the end of the fiscal year.

| Assumption | Basis for Assumption | 12/31/2004 | 12/31/2005 | 12/31/2006 |
|---|---|---|---|---|
| Discount Rate | Under SEC rules, discount rate used to measure pension liabilities under SFAS No. 87, *Employers' Accounting for Pensions* | 6.00% | 5.75% | 6.00% |
| Rate of Future Salary Increases | Under SEC rules, no salary projection | 0.00% | 0.00% | 0.00% |
| Form of Payment | Retirement Plan: form elected by officer | 80% elect a lump sum and 20% elect an annuity | 80% elect a lump sum and 20% elect an annuity | 80% elect a lump sum and 20% elect an annuity |
| | SERP: form elected by officer | Lump sum | Lump sum | Lump sum |
| Lump Sum Interest Rate | Interest rate defined by the plan for the upcoming plan year | 6.00% | 6.00% | 6.00% |
| Date of Retirement | As per SEC guidance, use first age eligible for unreduced retirement | 61 | 61 | 61 |
| Post-Retirement Mortality | Retirement Plan: same assumption used to measure pension liabilities under SFAS No. 87, *Employers' Accounting for Pensions* | For lump sums, the long-term IRC § 417 (e) basis<br><br>For annuity payments, RP2000 Mortality Table for males | For lump sums, the long-term IRC § 417(e) basis<br><br>For annuity payments, RP2000 Mortality Table for males | For lump sums, the long-term IRC § 417(e) basis<br><br>For annuity payments, RP2000 Mortality Table for males |

**COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION**

The following non-employee directors were the members of the Compensation Committee of the Board of Directors during 2006: Cader B. Cox, III (Chairman), J. Everitt Drew, and Henry Lewis, III. In addition, John R. Lewis served on the Compensation Committee until he retired from our Board in February 2006. None of the members of the Compensation Committee is a current or former officer or employee of ours or any of our subsidiaries. In addition, there were no "compensation committee interlocks" during 2006.

**AUDIT COMMITTEE REPORT**

The Audit Committee, which operates under a written charter adopted by the Board of Directors, monitors the Company's financial reporting process on behalf of the Board of Directors. This report reviews the actions taken by the Audit Committee with regard to the Company's financial reporting process during 2006 and particularly with regard to the Company's audited consolidated statements of financial condition as of December 31, 2006 and 2005, and the related statements of income, changes in shareowners' equity, and cash flows for each of the years in the three-year period ended December 31, 2006.

The Audit Committee believes that it has taken the actions necessary or appropriate to fulfill its oversight responsibilities under the Audit Committee's charter. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements to be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, including a discussion of the quality (rather than just the acceptability) of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee also reviewed with KPMG their judgments as to quality (rather than just the acceptability) of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under Statement on Auditing Standards No. 61, *Communication with Audit Committees*. In addition, the Audit Committee discussed with KPMG, the auditor's independence from management and the Company, including the written disclosures, letter, and other matters required of KPMG by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*.

Additionally, the Audit Committee discussed with the Company's internal and independent auditors the overall scope and plan for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, for filing with the Securities and Exchange Commission.

**THE AUDIT COMMITTEE**

FREDERICK CARROLL, III, CHAIRMAN    J. EVERITT DREW
JOHN K. HUMPHRESS    RUTH A. KNOX

*This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, and shall not otherwise be deemed filed under these acts.*

**PROPOSAL NO. 2 - RATIFICATION OF AUDITORS**

During 2006, the Audit Committee solicited proposals from four major accounting firms and conducted an extensive evaluation process in connection with the selection of our independent auditor for the fiscal year ending December 31, 2007. Following this process, on December 21, 2006, the Audit Committee dismissed KPMG as our independent auditor for our fiscal year ending December 31, 2007, and appointed Ernst & Young to serve as our independent auditor for 2007. KPMG, which served as our independent auditor for the two most recent fiscal years, continued as the Company's independent auditor for the remainder of the fiscal year ended December 31, 2006.

KPMG's audit reports on our consolidated financial statements as of and for the fiscal years ended December 31, 2006 and 2005 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2006 and 2005 and the subsequent interim period through March 15, 2007, the date we filed our Annual Report on Form 10-K, (i) there were no disagreements between us and KPMG on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in its report on our consolidated financial statements, and (ii) there were no "reportable events" as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 31, 2006 and 2005 and the subsequent interim period through March 15, 2007, neither we nor anyone acting on our behalf consulted Ernst & Young regarding (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements; or (2) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a "reportable event" described in Item 304(a)(1)(v) of Regulation S-K.

Representatives of Ernst & Young or KPMG may attend the 2007 Annual Meeting and, if in attendance, will have an opportunity to make a statement if they so desire and to respond to appropriate questions.

Shareowner ratification of the selection of Ernst & Young as our independent public accountants is not required by our bylaws or other applicable legal requirement. However, the Board is submitting the selection of Ernst & Young to the shareowners for ratification as a matter of good corporate practice. If the shareowners fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in our and our shareowners' best interests.

The proposal to ratify Ernst & Young as independent auditors will be approved if the votes cast by the shareowners present, or represented, at the meeting and entitled to vote on the matter favoring this proposal exceed the votes cast in opposition to the proposal.

***The Board of Directors unanimously recommends a vote "FOR"***
**ratification of the appointment of Ernst & Young.**

## AUDIT FEES AND RELATED MATTERS

### FEES PAID TO PRINCIPAL ACCOUNTANTS

The following table represents aggregate fees, including out-of-pocket expenses, paid to KPMG for the audit of our annual financial statements for 2006 and 2005 and fees billed for other services:

| | 2006 | 2005 |
|---|---|---|
| Audit Fees [(1)] | $ 703,490 | $ 661,500 |
| Audit-Related Fees [(2)] | 11,850 | 54,000 |
| Tax Fees [(3)] | 47,500 | 74,370 |
| All Other Fees [(4)] | - | - |
| Total | 762,840 | $ 789,870 |

1. Audit Fees - Audit fees billed to us by KPMG for auditing our annual consolidated financial statements (including services incurred with rendering an opinion under Section 404 of the Sarbanes-Oxley Act of 2002), reviewing the financial statements included in our Quarterly Reports on Form 10-Q, and for services that are normally provided by the auditor in connection with statutory and regulatory filings. Also included are $68,500 and $75,000 in out-of-pocket expenses in the 2006 and 2005 fees, respectively.

2. Audit-Related Fees - In 2005, the audit-related fees billed to us by KPMG included fees related to the audit of our employee benefit plans. In 2006, we hired a separate auditor for our employee benefit plans.

3. Tax Fees - Tax fees billed to us by KPMG include fees related to the preparation of our original and amended tax returns, claims for refunds, and tax planning.

4. All Other Fees - All other fees billed to us by KPMG.

### POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES OF INDEPENDENT AUDITOR

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services, and other services. Pre-approval is generally provided for up to 12 months from the date of pre-approval, and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee may delegate pre-approval authority to one or more of its members when expedition of services is necessary. The independent auditors and management are required to periodically report to the full Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval policy and the fees for the services performed to date. The Audit Committee pre-approved all audit and non-audit services provided by KPMG in 2005 and 2006.

The Audit Committee has determined that the non-audit services provided by KPMG during the fiscal year ended December 31, 2006, were compatible with maintaining their independence.

**OTHER MATTERS**

**ANNUAL REPORT**

We filed an annual report for the fiscal year ended December 31, 2006, on Form 10-K with the SEC. Shareowners may obtain, free of charge, a copy of our annual report on Form 10-K by writing to our Corporate Secretary at our principal offices.

**SHAREOWNER PROPOSALS**

Shareowner proposals that are to be included in the Proxy Statement for the 2008 meeting must be received by December 2, 2007. Shareowner proposals for the 2008 meeting that are not intended to be included in the Proxy Statement for that meeting must be received by February 24, 2008, or the Board of Directors can vote the proxies in its discretion on the proposal. Proposals must comply with the proxy rules and be submitted in writing to J. Kimbrough Davis, Corporate Secretary, at our principal offices.

**DIRECTOR NOMINATIONS**

Any shareowner entitled to vote generally in the election of directors may recommend a candidate for nomination as a director. A shareowner may recommend a director nominee by submitting the name and qualifications of the candidate the shareowner wishes to recommend, pursuant to Article VII of our Articles of Incorporation, to:

Nominating Committee of the Board of Directors
c/o Capital City Bank Group, Inc.
217 North Monroe Street
Tallahassee, Florida 32301

To be considered, recommendations with respect to an election of directors to be held at an annual meeting must be received no earlier than 180 days and no later than 120 days prior to March 30, 2008, the first anniversary of this year’s Notice of Annual Meeting date. In other words, director nominations must be received no earlier than October 2, 2007, and no later than December 2, 2007. Recommendations with respect to an election of directors to be held at a special meeting called for that purpose must be received by the 10th day following the date on which notice of the special meeting was first mailed to shareowners. Recommendations meeting these requirements will be brought to the attention of the Nominating Committee. Candidates for director recommended by shareowners are afforded the same consideration as candidates for director identified by our directors, executive officers, or search firms, if any, employed by us.

ANNUAL MEETING OF SHAREOWNERS OF

# CAPITAL CITY BANK GROUP, INC.

**April 24, 2007**

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

**PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE** [X]

**(1.) To elect the four persons listed below as Class I directors of the Company to serve for a term of three years each, or until their successors are duly elected and qualified.**

NOMINEES:

- [ ] FOR ALL NOMINEES
- [ ] WITHHOLD AUTHORITY FOR ALL NOMINEES
- [ ] FOR ALL EXCEPT (See instructions below)

- ○ Cader B. Cox, III
- ○ L. McGrath Keen, Jr.
- ○ Ruth A. Knox
- ○ William G. Smith, Jr.

**INSTRUCTION:** To withhold authority to vote for any individual nominee(s), mark "**FOR ALL EXCEPT**" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

**To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.** [ ]

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| (2.) To ratify the appointment of Ernst & Young LLP as auditors for the Company for the fiscal year ending December 31, 2007. | [ ] | [ ] | [ ] |

(3.) In the discretion of the Board of Directors of the Company, to approve such other business properly coming before the meeting or any adjournment of the meeting.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL THE PROPOSALS.**

**THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTIONS ARE GIVEN ON THE PROXY, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED "FOR" PROPOSALS 1 AND 2 AND AS DETERMINED BY THE BOARD OF DIRECTORS ON ANY OTHER MATTER WHICH MAY PROPERLY BE BROUGHT AT THE MEETING.**

The undersigned Shareowner(s) hereby acknowledges receipt of the Notice of Annual Meeting and Proxy Statement.

Signature of Shareowner ________ Date: ______ Signature of Shareowner ________ Date: ______

**Note:** Please sign exactly as your name or names appear on this Proxy. When shares are owned jointly, each shareowner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

## CAPITAL CITY BANK GROUP, INC.

**217 North Monroe Street**
**Tallahassee, Florida 32301**

**PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CAPITAL CITY BANK GROUP, INC. FOR THE ANNUAL MEETING OF SHAREOWNERS APRIL 24, 2007**

KNOW ALL MEN BY THESE PRESENTS that I, the undersigned shareowner of Capital City Bank Group, Inc. (the "Company"), Tallahassee, Florida, do hereby nominate, constitute and appoint Randolph M. Pople and Dale A. Thompson, or any one of them (with full power to act alone), my true and lawful attorneys and proxies with full power of substitution, for me and in my name, place and stead to vote all the shares of Common Stock of the Company, standing in my name on its books as of the close of business on Monday, February 26, 2007, at the annual meeting of its shareowners to be held at University Center Club, Building B, Floor 3, University Center, Florida State University, Tallahassee, Florida on Tuesday, April 24, 2007, at 10:00 a.m., and at any adjournments thereof with all the power the undersigned would possess if personally present.

**(Continued and to be signed on other side)**

14475

ANNUAL MEETING OF SHAREOWNERS OF

# CAPITAL CITY BANK GROUP, INC.

**April 24, 2007**

## PROXY VOTING INSTRUCTIONS

**MAIL** - Date, sign and mail your proxy card in the envelope provided as soon as possible.

- OR -

**TELEPHONE** - Call toll-free **1-800-PROXIES** from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

- OR -

**INTERNET** - Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your proxy card available when you access the web page.

| COMPANY NUMBER | |
|---|---|
| ACCOUNT NUMBER | |
| | |

You may enter your voting instructions at 1-800-PROXIES or www.voteproxy.com up until 11:59 PM Eastern Time the day before the meeting date.

↓ Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. ↓

**PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒**

(1.) To elect the four persons listed below as Class I directors of the Company to serve for a term of three years each, or until their successors are duly elected and qualified.

**NOMINEES:**

- ☐ FOR ALL NOMINEES
- ☐ WITHHOLD AUTHORITY FOR ALL NOMINEES
- ☐ FOR ALL EXCEPT (See instructions below)

- ○ Cader B. Cox, III
- ○ L. McGrath Keen, Jr.
- ○ Ruth A. Knox
- ○ William G. Smith, Jr.

**INSTRUCTION:** To withhold authority to vote for any individual nominee(s), mark "**FOR ALL EXCEPT**" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| (2.) To ratify the appointment of Ernst & Young LLP as auditors for the Company for the fiscal year ending December 31, 2007. | ☐ | ☐ | ☐ |

(3.) In the discretion of the Board of Directors of the Company, to approve such other business properly coming before the meeting or any adjournment of the meeting.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL THE PROPOSALS.**

**THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTIONS ARE GIVEN ON THE PROXY, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED "FOR" PROPOSALS 1 AND 2 AND AS DETERMINED BY THE BOARD OF DIRECTORS ON ANY OTHER MATTER WHICH MAY PROPERLY BE BROUGHT AT THE MEETING.**

The undersigned Shareowner(s) hereby acknowledges receipt of the Notice of Annual Meeting and Proxy Statement.

Signature of Shareowner ____________ Date: ______ Signature of Shareowner ____________ Date: ______

**Note:** Please sign exactly as your name or names appear on this Proxy. When shares are owned jointly, each shareowner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.